Mail Stop 4561

June 19, 2008

VIA U.S. MAIL AND FAX (585)546-5433

Mr. David P. Gardner
Chief Financial Officer
Home Properties, Inc.
850 Clinton Square
Rochester, New York 14604

Re: Home Properties, Inc.
   File No. 001-13136
   Form 10-K for Fiscal Year Ended
   December 31, 2007
   Form 10-Q for the Quarterly Period Ended
   March 31, 2008
   Definitive Proxy on Schedule 14A

Dear Mr. Gardner:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 6. Selected Financial and Operating Information, page 29

1.   We note that you include the measure "FFO – Diluted, as adjusted by the Company". Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, you present this amount as FFO in your selected financial data. Given that this measure does not appear to be calculated in accordance with the standard definition of FFO, explain to us how you concluded that this presentation would be appropriate.

2.   Explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of Adjusted FFO. In your response, tell us whether you consider Adjusted FFO to be a performance or a liquidity measure and tell us how you arrived at that conclusion.

Definitive Proxy Statement on Schedule 14A

2007 Summary Compensation, page 22

3.   In future filings, with respect to annual incentive awards and long-term equity incentive awards, please provide a more detailed analysis of how the company determined the actual payouts and grants. Please compare the FFO and NOI performance targets with actual performance results and explain how these translated into the payouts. In addition, where the board elects to provide more than 100% of the bonus award, please explain why. Please disclose the actual factors considered in making the equity awards for each named executive officer.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Angela McHale, Staff Attorney at (202) 551-3402 or Michael McTiernan, Special Counsel at (202) 551-3852 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief